UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A

Amendment No. 3 to Form 10 filed on April 27, 2009

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

SAGE FUND LIMITED PARTNERSHIP
(Exact name of registrant as specified in its charter)

Maryland	52-1937296
(State or other jurisdiction incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Steben & Company, Inc.
2099 Gaither Road, Suite 200
 Rockville, Maryland 20850
Address of principal executive office)(zip code)

(240) 631-9808
(Registrant’s telephone number, including area code)

With Copies to:

Barry Gainsburg	Timothy P. Selby

Steben & Company, Inc.	Alston & Bird LLP

2099 Gaither Road, Suite 200	90 Park Avenue

Rockville, Maryland 20850	New York, New York 10016

Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act:  Units of Limited Partnership Interest

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller reporting company ☒

Explanatory Note

This Amendment Number Three to the Registrant’s Form 10 filed on April 27, 2009 is being filed to respond to comments of the Staff of the Securities and Exchange Commission. No other changes to the Form 10, other than immaterial changes, have been made to the Form 10 filed on April 27, 2009, as amended on July 2, 2009 and July 31, 2009.

Item 1.  Business.

(a)	General development of business

Sage Fund Limited Partnership

The purpose of Sage Fund Limited Partnership (the “Fund”) is to engage in the speculative trading, buying, selling, or otherwise acquiring, holding or disposing of commodities, including futures contracts, derivatives, swaps, option contracts, forward contracts and any other rights pertaining thereto for such other purposes as may be incidental or related thereto.

The Fund trades speculatively, through the allocation of its assets to a commodity trading advisor, in the U.S. and international futures markets and may include forwards, swaps and options in the future. Specifically, the Fund trades futures on interest rates, stock indices, energy products, currencies, metals and agricultural commodities.  The Fund does not currently trade currency forwards, forwards on other items, swaps or options contracts but may do so in the future.

The Fund will maintain its margin deposits and reserves in cash, short-term obligations of the U.S. Government, Government-Sponsored enterprises, fully registered U.S. money market funds or short-term investment grade commercial paper in accordance with Commodity Futures Trading Commission (“CFTC”) rules. All interest income earned by the Fund will accrue to the Fund.

The Fund is a Maryland limited partnership, formed on August 2, 1995, originally as the Telesis Futures Fund Limited Partnership, which name was later changed to Sage Fund Limited Partnership on December 16, 1998. The Fund utilizes a single professional trading advisor to engage in the speculative trading of commodity futures contracts, other commodity interests, derivatives, forward contracts, swaps and options on futures. The Fund began trading on January 5, 1996.  The Fund is an actively managed account with speculative trading profits as its objective.  The Fund’s fiscal year ends each December 31.  The Fund will automatically terminate on December 31, 2025, unless terminated earlier as provided in its limited partnership agreement (the “Partnership Agreement”).

The Fund’s assets are allocated to a single account managed by Altis Partners (Jersey) Ltd. (the “Trading Advisor”).  While it is not currently the case, portions of the Fund’s assets may be allocated to other investment funds or pools at the discretion of Steben & Company, Inc., the Fund’s General Partner (the “General Partner”), in order to access the services of other trading advisors.  The General Partner is responsible for selecting and monitoring the Trading Advisor, and it may add new trading advisors in the future, terminate the current Trading Advisor, and will, in general, allocate and reallocate the Fund’s assets among trading advisors as it deems is in the best interests of the Fund.

The General Partner

Under its Partnership Agreement, the Fund has delegated the exclusive management of all aspects of the business and administration of the Fund to Steben & Company, Inc., the Fund’s General Partner, a Maryland corporation organized in February 1989. The General Partner is registered with the CFTC as a commodity pool operator and introducing broker, and is also registered with the U.S. Securities and Exchange Commission (“SEC”) as a registered investment advisor and a broker dealer. The General Partner is a member of the National Futures Association (“NFA”) and the Financial Industry Regulatory Authority (“FINRA”).  The General Partner’s address is 2099 Gaither Road, Suite 200, Rockville, Maryland 20850; telephone (800) 726-3400 or (240) 631-9808, fax (240) 631-9595.  The e-mail address is info@steben.com.

The General Partner will manage all aspects of the Fund’s business, including selecting and monitoring the Fund’s trading advisor(s); replacing the Trading Advisor if appropriate or adding other trading advisors, selecting the Fund’s futures broker(s), accountants and attorneys; computing the Fund’s net assets; reporting to limited partners; directing the investment of Fund excess margin monies in interest-bearing instruments and/or cash; and handling partners’ redemptions of their units. The General Partner will maintain office facilities for and furnish administrative and clerical services to the Fund.  The General Partner will be reimbursed for certain out of pocket expenses for the Fund, including clerical, accounting, legal, postage and shipping, offering costs, marketing expenses, printing, research and analysis costs and other expenses of the Fund.  These expenses may include certain salary and administrative costs incurred by the General Partner specifically relating to marketing and administration of the Fund, such as salaries and commissions of General Partner marketing personnel, administrative employee salaries and related costs.

The General Partner is responsible for selecting and monitoring the Trading Advisor, and it may add a new trading advisor to the Fund in the future, terminate the current Trading Advisor, and will, in general, allocate and reallocate the Fund’s assets among trading advisors as it deems is in the best interests of the Fund. Situations that may give rise to termination of the Trading Advisor are poor performance, deviation from the Trading Advisor’s stated trading system, or legal or financial issues surrounding a Trading Advisor. An additional trading advisor could be added if it was determined that its performance would enhance the investment objectives and returns of the Fund, although the Fund is currently structured as a single trading advisor fund.  Mr. Steben and Mr. Bulley are responsible for making the allocation decisions on behalf of the General Partner.

The General Partner currently operates two other commodity pools, Futures Portfolio Fund, Limited Partnership, a Maryland limited Partnership, which is a multiple advisor fund that began trading in January 1990, and Aspect Global Diversified Fund LP, a Delaware limited Partnership, which is a publicly offered single manager fund that commenced trading in September 2008.   Each pool utilizes professional commodity trading advisors to engage in the speculative trading of commodity futures contracts, other commodity interests, derivatives, forward contracts, swaps and options on futures.  Neither pool is currently trading swaps nor option contracts, although they may do so in the future.

The General Partner acts in a wholesaling capacity to Aspect Capital Limited, which is a commodity trading advisor and commodity pool operator, offering commodity pools it operates to FINRA broker dealers or to investors directly.  The General Partner formerly acted in a wholesaling capacity for Campbell and Company, Inc. and Millburn Ridgefield Corporation, which are both commodity trading advisors and commodity pool operators, and it continues to have a substantial relationship as a servicing agent for investors and their financial advisors due to the various respective funds the General Partner wholesaled for both parties in the past. The General Partner may offer other futures funds (commodity pools) or securities to investors or broker dealers in its capacity as a broker dealer and the General Partner may act as an introducing broker for professionally managed futures accounts.  The General Partner may introduce investors to other registered investment advisers.  From time to time conflicts of interest may occur due to the General Partner advising multiple funds, in particular that the General Partner will not devote all of its time to the Fund.  To date, an actual conflict of interest has not occurred that materially impacted investors.

The affiliated funds, Futures Portfolio Fund, Limited Partnership and Aspect Global Diversified Fund LP, are currently SEC reporting companies.  Correspondingly, the Funds’ balance sheets are not presented in the filing.  These filings are available on the SEC website.

Trading Advisor and Asset Allocations of the Fund

As of March 31, 2009, the Trading Advisor of the Fund and the allocation of the Fund’s assets are reflected as follows:

	As a % of Total Allocations	As a % of Total Fund Equity*
Altis Partners (Jersey) Ltd.	100%	100%
*includes leverage

The allocation is subject to change at the General Partner’s sole discretion.

As of March 31, 2009, the aggregate capitalization of the Fund was $67,545,535.  The net asset value per unit of class A limited partnership interests (“Units”) as of March 31, 2009 was $2,704.46.

Altis Partners (Jersey) Limited is registered with the CFTC as a commodity trading advisor and commodity pool operator, and is a member of the NFA.  Altis’ main office is located at Charles House, 2nd Floor, Charles Street, St. Helier, Jersey JE2 4SF, Channel Islands. The telephone number is +44 (0) 1534 787700.  The Trading Advisor currently has 19 clients and the Trading Advisor will treat the Fund equitably and fairly and it will receive no more or less attention than any other client of the Trading Advisor.

The Trading Advisor is regulated in the States of Jersey, Channel Islands by the Jersey Financial Services Commission.  The Trading Advisor is wholly owned by its four principals. The Trading Advisor engages primarily in the management of futures, future options and foreign exchange trading accounts for qualified investors.  As of December 31, 2008, the Trading Advisor had total approximate assets under management of U.S. $1.36 billion, with U.S. $1.34 billion in the Global Futures Portfolio, the trading program the Trading Advisor trades for the Fund.

The Global Futures Portfolio participates in over 140 worldwide futures markets over multiple maturities.  It is a systematic, automated trading program that builds on the principals’ market experience and employs a unique proprietary advanced asset allocator (see description below).  The advanced asset allocator was specifically developed to manage portfolios of derivative instruments in a robust and scalable manner.  The portfolio management technology combines original, traditional and contrasting investment techniques into one complete and comprehensive trading system.  Investment changes are implemented after considering their effect on the whole portfolio not just the individual markets concerned.  The Global Futures Portfolio is designed to participate in broad sectors of the world economy.  The Trading Advisor trades in financial and commodity futures worldwide.  Market sectors traded include energies, metals, grains, livestock, currencies, equity indices and interest rate instruments.  The Trading Advisor may also trade in foreign exchange forwards and option contracts.  The Trading Advisor intends to generally employ a margin-to-equity ratio (margin-to-equity is an industry standard term and refers to the ratio of a client's trading capital that is being used as margin to secure a futures position) of approximately 15% to 35%, but such ratio may be higher or lower at certain times.

The Trading Advisor trades a diversified portfolio of futures trades for the Fund which selects futures positions from a universe of some 550 possible futures contracts. The management of the positions in the portfolio is determined, for the most part, by the advanced asset allocator which is a proprietary asset allocation tool developed by the Trading Advisor.  This is an optimisation tool which assesses a range of opportunities and selects the theoretical best possible portfolio of trades based on forecasts, risk reward opportunities and volatility amongst other things.  The advanced asset allocator is a derivation of Markowitz’ Modern Portfolio Theory and is proprietary to Altis.

The Trading Advisor’s strategy is entirely systematic and human discretionary intervention is a rare-to-never event.  The trading is also automatic so no trading discretion is possible in the Trading Advisor’s architecture.

The development of the Trading Advisor’s trading strategy is a continuous process, and the trading strategy may therefore be modified from time to time. The Fund will be notified of changes, additions or deletions to the trading strategy that are deemed to be material by the Trading Advisor.  The trading strategies utilized by the Trading Advisor for the Fund may differ from those used with respect to other accounts managed by the Trading Advisor or its own accounts.  Trading decisions may require the exercise of judgment by the Trading Advisor.

The following individuals are the trading principals of the Trading Advisor:

Zbigniew Hermaszewski (Research & Technology) has over 26 years of experience within the financial industry.  He was registered with the CFTC as an associated person and listed as a principal of Altis Partners Limited from January 4, 2002 to April 13, 2006, and has been registered with the CFTC as an associated person and listed as a principal of Altis Partners Jersey Limited since September 21, 2005 and August 25, 2005, respectively. Mr. Hermaszewski is a Physics Graduate of Imperial College, London.

Alex Brunwin (Research & Technology) has been registered with the CFTC as an associated person and listed as a principal of Altis Partners Limited from January 4, 2002 to April 13, 2006, and has been registered with the CFTC as an associated person and listed as a principal of Altis Partners Jersey Limited since September 21, 2005 and August 25, 2005, respectively. Mr. Brunwin is a Physics Graduate of Bristol University. He obtained a BSc with Honors in Physics.

Stephen Hedgecock (Trading & Business Operations) has worked in the financial industry for 21 years. He was registered with the CFTC as an associated person and listed as a principal of Altis Partners Limited from January 4, 2002 to April 13, 2006, and has been registered with the CFTC as an associated person and listed as a principal of Altis Partners Jersey Limited since September 26, 2005 and August 25, 2005, respectively.

Natasha Reeve-Gray (Business Development & Marketing) has 15 years experience in the alternative investment industry. She was registered with the CFTC as an associated person and listed as a principal of Altis Partners Limited from January 4, 2002 to April 13, 2006, and has been registered with the CFTC as an associated person and listed as a principal of Altis Partners Jersey Limited since September 21, 2005 and August 25, 2005, respectively.

Richard Plane (Chief Operating Officer) has 25 years experience in the alternative investment industry. He has been registered with the CFTC as an associated person and listed as a principal of Altis Partners Jersey Limited since January 15, 2009 and February 6, 2009, respectively. From January 2008 he has been employed as Executive Director of Altis Partners (Jersey) Limited, responsible for corporate strategy and company operations. From January 2007 to December 2007 he was employed as Manager (London Office) at Altis Partners Limited. From January 2004 to December 2006 he was employed as Business Development Manager for Refco Overseas Limited, a European clearing firm.

The Advisory Agreement

The following is a summary of certain significant terms and provisions of the advisory agreement by and among the Fund, the General Partner and the Trading Advisor. Because the precise terms of the advisory agreement may differ, this summary is not intended to be complete and is qualified in its entirety by the information in the advisory agreement.

The initial term of the agreement was for one year; the agreement renews automatically each year unless the Fund or the Trading Advisor provides written notice to the other party terminating the agreement.  Additionally, the agreement terminates immediately upon the following events: (i) termination and dissolution of the Fund in accordance with the Partnership Agreement, (ii) the other party providing written notice of termination or (iii) if the Trading Advisor is unable to effectively implement the trading strategy on behalf of the Fund.  Additionally, the agreement terminates immediately in the discretion of the General Partner upon the occurrence of certain other events.

The Fund and the General Partner, jointly and severally, agreed to indemnify the Trading Advisor for losses based upon: (i) any misrepresentation or breach of the agreement, (ii) an untrue statement of a material fact or failure to make a material statement in the offering memorandum, (iii) the management of the Fund’s assets by the Trading Advisor if the Trading Advisor acted in good faith and in a manner that was not reasonably believed to be opposed to the best interest of the Fund and if such action did not constitute gross negligence or willful misconduct, (iv) any act or omission of the Fund or the General Partner before trading commenced or (v) any act or omission with respect to the Fund.

The Selling Agents

The General Partner also acts as a selling agent for the Fund.  The General Partner has entered into selling agreements with certain other broker dealers registered under the Securities Exchange Act of 1934, as amended, and members of FINRA, as additional selling agents with respect to the Units.

The selling agents will be selected to assist in the making of offers and sales of  Units. The Fund currently has executed selling agreements with other selling agents.  The selling agents offer the units on a “best efforts” basis.

The Futures Broker and Securities Broker

The Fund utilizes Newedge USA, LLC, or NUSA, as its futures commission merchant (FCM) and may utilize Newedge Group (UK Branch) as its currency forward counterparty in the future.  As FCM, NUSA executes all trades placed by the Trading Advisor.  In addition, NUSA may enter into give up agreements on the Fund’s behalf for trades executed with other FCMs.  NUSA also delivers financial position reports to the General Partner on behalf of the Fund on a daily basis, in addition to other account reporting information. The General Partner may, in its discretion, have the Fund utilize other futures commission merchants or forward and swap counterparties if it deems it to be in the best interest of the Fund.

NUSA, was formed on January 2, 2008 as a joint venture by Société Générale and Calyon to combine the brokerage activities previously carried by their respective subsidiaries which comprised the Fimat Group and the Calyon Financial Group of affiliated entities.  NUSA, which is owned 50% each by Calyon and Société Générale, is a société anonyme governed by French law, having its registered office at 52/60 avenue des Champs-Elysees, 75008 Paris, France, registered under number 353 020 936 RCS Paris.  Newedge Group (UK Branch) is a branch of NUSA and lead regulated in France as a bank by the CECEI (Banque de France) and supervised by Commission Bancaire and the Autorité des Marchés Financiers for the conduct of investment services, and regulated by the Financial Services Authority for the conduct of business in the UK.

NUSA is a subsidiary of Newedge Group.  NUSA is a futures commission merchant and broker dealer registered with the Commodity Futures Trading Commission and the Securities and Exchange Commission, and is a member of NFA and FINRA.  NUSA is a clearing member of all principal equity, option, and futures exchanges located in the United States as well as a member of the Options Clearing Corporation and Government Securities Clearing Corporation.

NUSA is headquartered at 550 W. Jackson, Suite 500, Chicago, IL 60661 with branch offices in San Francisco, California; New York, New York; Kansas City, Missouri; Houston, Texas; and Montreal, Canada.

Prior to January 2, 2008 NUSA was known as Fimat USA, LLC.  On September 1, 2008, NUSA merged with future commission merchant and broker dealer Newedge Financial Inc. (“NFI”) – formerly known as Calyon Financial Inc.  NUSA was the surviving entity.

NUSA, has been registered with the CFTC as a futures commission merchant and has been a member of the NFA in such capacity since August 1987.  NUSA is also registered with the SEC as a broker-dealer and is a member of FINRA.

Affiliates of NUSA may execute transactions opposite the Fund as principal.

UBS Financial Services Inc. (“UBSFS”) is a Delaware corporation.  The Fund will maintain a securities account with UBSFS through its Chicago office located at UBS Tower, One North Wacker Drive, Chicago, IL 60606.   This account will be utilized by the Fund for the purpose of investing margin excess balances, typically in short-term fixed and similar income instruments

Organizational Chart

The organizational chart below illustrates the relationships among the various service providers to the Fund. The Trading Advisor, selling agents (other than Steben & Company, Inc.), futures brokers and forward counterparties are not affiliated with Steben & Company, Inc. or the Fund.

*The General Partner presently serves as general partner for two other commodity pools.

The Offering

The Fund's Units are being offered for sale through broker-dealers that execute agency sales agreements with the Fund.  The offering, at the discretion of the Fund, may continue on a best efforts basis (without monetary limit) until the offering is terminated.  The General Partner will have discretion to suspend the offering at any time.

Units are offered for sale to qualified investors through the selling agents as a private placement under Regulation D under the Securities Act of 1933.  The General Partner is authorized, in its sole discretion at any time, to terminate and discontinue offering Units, in whole or in part, or in respect of any particular jurisdiction.

The General Partner, in its sole discretion, may reject any subscription in whole or in part for any reason.  All subscriptions are irrevocable.  There is no limit on the maximum aggregate amount of funds which may be contributed to the Fund.

Redemptions may be made by a limited partner as of the last trading day of any month at the net asset value of the redeemed Units (or portion thereof) on that date, on five  business days prior written notice to the General Partner.  Partial redemptions must be for at least $1,000, unless such requirement is waived by the General Partner.  In addition, the limited partner, if making a partial redemption, must maintain at least $10,000 or his original investment amount, whichever is less, in the Fund, unless such requirement is waived by the General Partner.  The Fund will pay the partner for his redeemed Units as soon as practicable after determining the redeemed Units' net asset value, generally within 30 days after the month-end.  The General Partner may, however, make a partial payment to the limited partner prior to such determination.  The Fund may delay payments if special circumstances require, such as a market emergency that prevents receipt of a Request for Redemption by the General Partner at least five business days in advance of the end of the month.

Upon Redemption, a limited partner (or any assignee thereof) will receive an amount equal to the net asset value of the redeemed portion of his Units as of the Redemption Date, less any amount which is owed by such partner (and his assignee, if any) to the General Partner as provided below in this paragraph or to the Fund in accordance with the Partnership Agreement.  If, pursuant to applicable law, the Fund has been required to withhold tax on certain income of the Fund allocable to a partner (or an assignee thereof) and the General Partner has paid out of its own funds such tax, upon redemption of  Units by such partner (or assignee) all amounts of such taxes may be deducted from the net asset value of such Units and reimbursed to the General Partner.  In addition, upon redemption of Units, all amounts which are owed to the Fund under the indemnification provisions of the Partnership Agreement by the partner to whom such Units were issued as well as all amounts which are owed by all assignees of such Units will be deducted from the net asset value of such Units.

Limited partners will not be liable for Fund obligations exceeding their capital contributions and any profits attributable thereto, other than any amounts for which they may be liable to the Fund under Maryland law. If the Fund could not otherwise meet its obligations, a limited partner might be required, under Maryland law, for 12 months after a capital withdrawal, to repay the Fund the amount of his withdrawn capital, but only to the extent necessary to discharge the Fund's liabilities to persons who extended credit during the period the capital was held by the Fund. If a limited partner receives any part of his capital in violation of the Partnership Agreement or Maryland law, he will remain liable for 6 years thereafter for the amount.

Charges

Total expenses charged (as described below) to the Units annually, other than the Trading Advisor’s performance incentive fees, are estimated to equal approximately 6.23% of the Unit’s net assets annually.

Description of Current Charges.

Recipient	Nature of Charge
Steben & Company, Inc.	Management (asset-based) Fee (1.1% per annum)
A monthly management fee of 0.09167% per month (1.1% annually) for Units of Fund net assets at the end of each month.  The General Partner may pay a portion of its monthly management fee on an ongoing basis to selected agents who have sold the Units, in return for their provision of ongoing services to the limited partners.  For the year ended December 31, 2008 and the three months ended March 31, 2009, the Fund incurred General Partner management fees of $570,020 and $186,009, respectively.

Trading Advisor	Management (asset-based) Fee (1.0% per annum)
The Trading Advisor will receive a management fee equal to 1.0% per annum based upon the assets under management.

The monthly management fee is calculated at the end of each month and is payable monthly.  For the year ended December 31, 2008 and the three months ended March 31, 2009, the Fund incurred Advisor management fees of $491,133 and $144,825, respectively.

Recipient	Nature of Charge
Trading Advisor	Incentive Fee (25.0% per annum)
The Trading Advisor receives 25.0% of any net New Trading Profits (as defined below) generated by the Trading Advisor for the Fund. The incentive fee is determined and paid quarterly.  For the year ended December 31, 2008 the Fund incurred Advisor incentive fees of $6,871,902. The Fund did not incur incentive fees for the three months ended March 31, 2009.

Clearing Broker	Commodity brokerage commissions and related fees (0.38% per annum)
The Fund will pay brokerage commissions on U.S. futures exchanges at the rate of $1.02 to $9.92 per “round-turn” futures transaction which includes NFA, execution, clearing and exchange fees.  Brokerage commissions will be higher for trades executed on some foreign exchanges. The Fund will also pay the bid-ask spread on foreign currency transactions.  For the year ended December 31, 2008 and the three months ended March 31, 2009, the Fund incurred brokerage commissions and related fees of $190,735 and $38,649, respectively.

Newedge Group	Forward Counterparty Execution
A portion of the forward counterparty’s execution costs are included in the price of each forward contract purchased or sold, and, accordingly, such costs cannot be determined but are charged. Prime brokerage fees, combined with the futures broker’s charges, usually equal approximately 1% of the Fund’s net assets.  Newedge Group, the Fund’s primary forward counterparty charges an $8 per million service charge per round turn.

Selling Agents	Selling Agent Fees (3.0% per annum)
A monthly fee of 0.25% (3% per year) for Units will be charged to the Fund and paid to the selling agents.  To the extent the General Partner is responsible for the sale of Units, or in cases where the selling agent does not receive this fee, the General Partner will retain these monthly fees.  For the year ended December 31, 2008 and the three months ended March 31, 2009, the Fund incurred selling agents’ fees of $1,554,599 and $507,297, respectively.

Steben & Company	Professional Fees (0.75% per annum)
The Fund will pay its accounting, audit, legal, administrative and offering expenses estimated at approximately 0.75% of the average month end net asset value each year. However, if and to the extent these expenses (other than extraordinary costs, none of which are anticipated) exceed 1.00 % of the Fund’s average month end net assets for each calendar year, the General Partner will reimburse the Fund for such excess after the close of the applicable year.  For the year ended December 31, 2008 and the three months ended March 31, 2009, the Fund incurred operating expenses of $384,635 and $126,924, respectively.

There may be extraordinary expenses (including any extraordinary legal and accounting fees) the Fund may have although none are anticipated. Extraordinary expenses may include expenses related to taxes and litigation.  The Fund has not paid any extraordinary expenses.

For purposes of  calculating the incentive fee, the term "New Trading Profits" means: (i) the sum of (a) net realized profits and losses on commodity positions (b) net unrealized profits and losses (including all accrued brokerage commissions) minus (ii) each of the following: (a) any cumulative net realized losses (which shall not include incentive fee expenses) from all previous quarters since the last quarter for which an incentive fee was payable to the Trading Advisor, (b) any management fees paid or accrued to the Trading Advisor, and (c) a portion of the monthly ongoing operational and administrative costs, fees and expenses of the Fund equal to 0.24% per month (2.88% annually).

Market Sectors

The Fund trades speculatively, through the allocation of its assets to a commodity trading advisor, in the U.S. and international futures markets and may include forwards, swaps and options in the future. Specifically, the Fund primarily trades futures on six major market sectors - interest rates, stock indices, energy products, currencies, metals and agricultural commodities.  However, the Fund can trade other sectors such as livestock as well.  The Fund does not currently trade currency forwards, forwards on other items, swaps or options contracts but may do so in the future.

Market Types

The Fund trades futures on a variety of United States and foreign futures exchanges.

As in the case of its market sector allocations, the Fund’s commitments to different types of markets - U.S. and non-U.S., regulated and non-regulated - differ substantially from time to time, as well as over time, and may change at any time if the Fund’s Trading Advisor, with the approval of the General Partner determines such change to be in the best interests of the Fund.

Conflicts of Interest

The General Partner and its principals have organized and are involved in other business ventures, and may have incentives to favor certain of these ventures over the Fund.  The Fund will not share in the risks or rewards of such other ventures.  However, such other ventures will compete for the General Partner’s and its principals’ time and attention which might create other conflicts of interest.  The Partnership Agreement does not require the General Partner to devote any particular amount of time to the Fund.

The General Partner or any of its affiliates or any person connected with it may invest in, directly or indirectly, or manage or advise other investment funds or accounts which invest in assets which may also be purchased or sold by the Fund.  Neither the General Partner nor any of its affiliates nor any person connected with it is under any obligation to offer investment opportunities of which any of them becomes aware to the Fund or to account to the Fund in respect of (or share with the Fund or inform the Fund of) any such transaction or any benefit received by any of them from any such transaction, but will allocate such opportunities on an equitable basis between the Fund and other clients.

Incentive Fee to the Trading Advisor.  Because the Trading Advisor is entitled to be paid an incentive fee, the Trading Advisor may have an incentive to permit the Fund to make riskier or more speculative investments than it otherwise would.

Personal Trading. The Trading Advisor, the futures broker, the General Partner and the principals and affiliates thereof may trade commodity interests for their own account. In such trading, positions might be taken which are opposite those of the Fund, or that compete with the Fund’s trades.

Trades by the Advisor and its Principals. The Trading Advisor and its principals may trade for their own accounts in addition to directing trading for client accounts.  Therefore, the Trading Advisor and its principals may be deemed to have a conflict of interest concerning the sequence in which orders for transactions will be transmitted for execution.  Additionally, a potential conflict may occur when the Trading Advisor and its principals, as a result of a neutral allocation system, testing a new trading system, trading their own proprietary account(s) more aggressively, or any other actions that would not constitute a violation of fiduciary duties, take positions in their own proprietary account(s) which are opposite, or ahead of, the position(s) taken for a client.  Proprietary accounts, in trading a new or experimental system, may enter the same markets earlier than (either days before or on the same day) that of client accounts traded at the same or other futures commission merchants.   Since the principals of the Trading Advisor trade futures and foreign exchange for their own accounts, there is potentially a conflict of interest between these principals and the Trading Advisor’s clients when allocating prices on trades that are executed by a futures commission merchant at multiple prices.  In such instances, the Trading Advisor uses a non-preferential method of fill allocation.  The clients of the Trading Advisor will not be permitted to inspect the personal trading records of the Trading Advisor or Newedge Financial Inc., or their respective principals, or the written policies relating to such trading.  Client records are not available for inspection due to their confidential nature.

Effects of Speculative Position Limits. The CFTC and domestic exchanges have established speculative position limits on the maximum net long or net short futures position which any person, or group of persons, or group of persons acting in concert, may hold or control in particular futures contracts or options on futures traded on U.S. commodity exchanges.  All commodity accounts owned or controlled by the Trading Advisor and its principals are combined for speculative position limits.  Because speculative position limits allow the Trading Advisor and its principals to control only a limited number of contracts in any one commodity, the Trading Advisor and its principals are potentially subject to a conflict among the interests of all accounts the Trading Advisor and its principals control which are competing for shares of that limited number of contracts.  There exists a conflict between the Trading Advisor’s interest in maintaining a smaller position in an individual client’s account in order to also provide positions in the specific commodity to other accounts under management and the personal accounts of the Trading Advisor and its principals.  The General Partner does not believe, however, that the position limits are likely to impair the Trading Advisor’s trading for the Fund although it is possible the issue could arise in the future.

To the extent the position limits restrict the total number of commodity positions which may be held by the Fund and those other accounts, the Trading Advisor will allocate the orders equitably between the Fund and such other accounts. Similarly, where orders for the same commodity given on behalf of both the Fund and other accounts managed by the Trading Advisor cannot be executed in full, the Trading Advisor will equitably allocate between the Fund and such other accounts that portion of the total quantity able to be executed.

Other Activities of the Principals of the Advisor.  Certain principals of the Trading Advisor are currently, and expect in the future, to be engaged in other activities, some of which may involve other business activities in the futures industry.  In addition, each principal of the Trading Advisor may be engaged in trading for his respective personal account.  The principals will have a conflict of interest between their obligations to devote all of their attention to client accounts and their interests in engaging in other activities. However, the principals of the Trading Advisor intend to devote substantial attention to the operation and activities of the Trading Advisor consistent with the division of responsibilities among them as are described herein.

Operation of Other Commodity Pools. The General Partner currently operates two other commodity pools and might have an incentive to favor those pools over the Fund.

Fiduciary Responsibility of the General Partner. The General Partner has a fiduciary duty to the limited partners of the Fund to exercise good faith and fairness in all dealings affecting the Fund.  If a limited partner believes this duty has been violated, he may seek legal relief under applicable law, for himself and other similarly situated partners, or on behalf of the Fund. However, it may be difficult for limited partners to obtain relief because of the changing nature of the law in this area, the vagueness of standards defining required conduct and the broad discretion given the General Partner in the Partnership Agreement and the exculpatory provisions therein.

Selling Agents. The receipt by the selling agents and their registered representatives of continued sales commissions from the General Partner for Units remaining in the Fund may give them an incentive to advise the limited partners to remain investors in the Fund.  These payments will cease to the extent the limited partners withdraw from the Fund.

The General Partner Serving as Selling Agent.  The General Partner also serves as a selling agent for the Fund.  As a result, the fees and other compensation received by the General Partner as selling agent have not been independently negotiated.

Commodity Broker. The commodity broker effects transactions for customers (including public and private commodity pools) in addition to the Fund who may compete with the Fund’s transactions including with respect to priorities or order entry.  Since the identities of the purchaser and seller are not disclosed until after the trade, it is possible that the commodity broker could effect transactions for the Fund in which the other parties to the transactions are the commodity broker’s officers, directors, employees, customers or affiliates.  Such persons might also compete with the Fund in making purchases or sales of commodities without knowing that the Fund is also bidding on such commodities.  Since orders are filled in the order in which they are received by a particular floor broker, transactions for any of such persons might be executed when similar trades for the Fund are not executed or are executed at less favorable prices.  However, in entering orders for the Fund and other customer accounts, including with respect to priorities of order entry and allocations of executed trades.  In addition, CFTC regulations prohibit a futures commission merchant from utilizing its knowledge of one customer’s trades for its own or its other customer’s benefit.

Regulations.

Under the Commodity Exchange Act, commodity exchanges and commodity futures trading are subject to regulation by the CFTC. The NFA, a registered futures association under the Commodity Exchange Act, is the only non-exchange self-regulatory organization for commodity industry professionals. The CFTC has delegated to the NFA responsibility for the registration of commodity trading advisors, commodity pool operators, futures commission merchants, introducing brokers and their respective associated persons and floor brokers. The Commodity Exchange Act requires commodity pool operators, and commodity trading advisors and futures brokers or futures commission merchants such as the Fund’s futures broker to be registered and to comply with various reporting and recordkeeping requirements. The General Partner and the Fund’s futures broker are members of the NFA. The CFTC may suspend a commodity pool operator’s or trading advisor’s registration if it finds that its trading practices tend to disrupt orderly market conditions, or as the result of violations of the Commodity Exchange Act or rules and regulations promulgated thereunder. In the event that the General Partner’s registration as a commodity pool operator were terminated or suspended, the General Partner would be unable to continue to manage the business of the Fund.  Should the General Partner’s registration be suspended, termination of the Fund might result.

In addition to such registration requirements, the CFTC and certain commodity exchanges have established limits on the maximum net long and net short positions which any person, including the Fund, may hold or control in particular commodities. Most exchanges also limit the maximum changes in futures contract prices that may occur during a single trading day. The Fund also trades in dealer markets for forward contracts, which are not regulated by the CFTC. Federal and state banking authorities also do not regulate forward trading or forward dealers. In addition, the Fund trades on foreign commodity exchanges, which are not subject to regulation by any United States government agency.

Competition

The Fund competes with other private and publicly offered commodity pools, as well as other alternative investments such as REITS and oil and gas limited partnerships and hedge funds.  The Fund operates in a competitive environment in which it faces several forms of competition, including, without limitation:

•	The Fund competes with other commodity pools and other investment vehicles for investors.

•	The Trading Advisor may compete with other traders in the markets in establishing or liquidating positions on behalf of the Fund.

If the Fund loses investors (for any reason, including competing investment vehicles), it will not impact the remaining investors, although some costs may increase to Limited Partners.

(b)	Financial Information about segments

The Fund’s business consists of only one segment, which is the speculative trading, buying, selling or otherwise acquiring, holding or disposing of commodities as discussed in Item 1(a). The Fund does not engage in the sale of goods or services.

(c)	Narrative description of business

See Item 1(a) above for a complete description of the Fund’s business. The information requested in Section 101(c)(i) through (xii) of Regulation S-K are not applicable to the Fund. Additionally, the Fund does not have any employees. The director and officers of the General Partner are listed in “Item 5. Directors and Executive Officers” below.

(d)	Financial information about geographic areas.

The Fund does not engage in material operations in foreign countries (although it does trade from the United States and on foreign futures exchanges), nor is a material portion of its revenues derived from foreign customers.

(e)	Available information.

Not Applicable.

(f)	Reports to Security Holders

Not Applicable

(g)	Enforceability of Civil Liabilities Against Foreign Persons.

Not Applicable.

Item 1A.  RISK FACTORS.

Not Applicable.

Item 2.  FINANCIAL INFORMATION.

(a)	Selected Financial Data.

Not Applicable.

(b)	Management’s discussion and analysis of financial condition and results of operations.

Introduction

Sage Fund Limited Partnership (the “Fund”) is a Maryland limited partnership which operates as a commodity investment pool that commenced operations on August 2, 1995.  Beginning September 1, 2007, the Fund uses Altis Partners (Jersey) Ltd. (the “Trading Advisor”), a commodity trading advisor, to engage in the trading of futures contracts and other financial instruments on behalf of the Fund.  Prior to that, the trading advisor was Sunrise Capital Partners, LLC. The Fund invests the proceeds from its offering of units in the speculative trading of futures contracts and other financial instruments traded in the United States and internationally.  Specifically, the Fund primarily trades futures on six major market sectors - interest rates, stock indices, energy products, currencies, metals and agricultural commodities.  However, the Fund can trade other sectors such as livestock as well.

Recent Global Financial Crisis

There were several events that led to significant volatility in global capital markets during 2008 and continuing in 2009.  Following a series of global announcements regarding failures in financial institutions including the government take-over of Fannie Mae and Freddie Mac, equity markets fell and credit markets experienced a sharp drop in liquidity.  On October 3, 2008, President Bush signed into law the Emergency Economic Stabilization Act of 2008. The Act gave the U.S. Treasury certain powers to assist troubled financial institutions, especially those with assets that may have been affected by sub-prime mortgage exposure or credit default insurance exposure.

Despite the increased volatility in the capital markets, the Fund was not adversely impacted by these developments. In fact, as a result of the declining global markets, the Fund’s short positions in equity indices were profitable. Additionally, the Fund’s short positions in physical commodities and long positions in interest rate instruments were also profitable as commodity prices decreased and bond prices increased.

Critical Accounting Policies

The preparation of the Fund’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, Fair Value Measurement (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurement and also emphasizes that fair value is a market-based measurement, not an entity-specific measurement. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until fiscal years beginning after November 15, 2008. The adoption of SFAS No. 157 was effective for the Fund on January 1, 2008 and did not impact our financial position, results of operations or cash flows.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs others than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability.

The Fund’s investments in these securities are short-term in nature with a duration of less than one year and, typically, the Fund holds these investments through maturity. As such, interest income generated from these investments is recorded in the statements of operations. The fair value of these investments as obtained from cash management and clearing firms statements are compared to amortized cost to verify that the carrying amounts approximates their fair value.

The Fund’s cash management account holder and clearing firm (UBS and Newedge, respectively) utilize pricing services to value U.S. Government securities, commercial paper, Government-sponsored enterprises and corporate notes investments. These pricing services utilize the market approach which uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. Valuation techniques consistent with the market approach include matrix pricing. Matrix pricing, which is used for Level 2 investments, is a mathematical technique used principally to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities.

U.S. Government securities are actively traded on a daily basis and the pricing services are able to obtain bid and ask quotes for identical assets by CUSIP. Commercial paper, Government-sponsored enterprises, and corporate notes investments are also actively traded, however, the pricing services are only able to obtain bid and ask quotes for similar assets. As such, U.S. Government securities are classified within Level 1 and commercial paper, Government-sponsored enterprises, and corporate notes investments are classified within Level 2.

Fair value of exchange traded contracts is based upon exchange settlement prices. The investments in money market funds and futures contracts are valued using quoted market prices and are classified within Level 1. The Fund uses some, and when applicable, all of these financial instruments as part of its trading activities.  The recorded values of commercial paper, Government-sponsored enterprises, U.S. government securities and corporate notes are based on amortized cost carrying amounts due to the short-term maturity of the instruments and are classified with Level 1 or 2. Therefore, their carrying amounts approximate their fair values.

Futures contracts are recorded on a trade date basis and gains or losses are realized when contracts are liquidated. Unrealized gains or losses on open contracts (the difference between contract trade price and fair value) are reported in the statement of financial condition as a net gain or loss, as there exists a right of offset of unrealized gains or losses in accordance with Financial Accounting Standards Board Interpretation No. 39 - Offsetting of Amounts Related to Certain Contracts, as amended by FASB No. 39-1 – Amendment of FASB Interpretation No. 39 (“FIN 39-1”).  Fair value of exchange-traded contracts is based upon exchange settlement prices. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Commercial paper, corporate notes, U.S. Government securities and Government-sponsored enterprises are recorded at amortized cost and interest is accrued and recorded through maturity, which approximates fair value.

For purposes of both financial reporting and calculation of redemption value, net asset value per unit is calculated by dividing the Net Assets by the number of outstanding Units. The Fund’s Net Assets refers to the total assets of the Fund (including without limitation all cash and cash equivalents (valued at cost), any unrealized profits and losses, accrued interest and amortization of original issue discount, and the fair value of all open futures positions and other assets of the Fund, minus the total liabilities of the Fund, including without limitation, one-half of the brokerage commissions that would be payable with respect to the closing of each of the Fund’s open commodities interests positions (if charged on a round-turn basis), or brokerage expenses (if charged on a flat rate basis), and fees and expenses (including accrued Incentive Fees), determined in accordance with generally accepted accounting principles consistently applied under the accrual basis of accounting. Net income (loss) is calculated for the Fund as a whole on a monthly basis. Once calculated, net income (loss) is then allocated to Limited Partners based on their unit ownership as of the beginning of each month.

As of March 31, 2009, the aggregate capitalization of the Fund was $67,545,535.  The net asset value per Unit was $2,704.46 as of March 31, 2009.

Liquidity

Most United States commodity exchanges limit fluctuations in futures contracts prices during a single day by regulations referred to as “daily price fluctuation limits” or “daily limits.” During a single trading day, no trades may be executed at prices beyond the daily limit. Once the price of a futures contract has reached the daily limit for that day, positions in that contract can neither be taken nor liquidated. Futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Similar occurrences could prevent the Fund from promptly liquidating unfavorable positions and subject the Fund to substantial losses which could exceed the margin initially committed to such trades. In addition, even if futures prices have not moved the daily limit, the Fund may not be able to execute futures trades at favorable prices if little trading in such contracts is taking place. Other than these limitations on liquidity, which are inherent in the Fund’s futures trading operations, the Fund’s assets are expected to be highly liquid. Redemptions may be made by a limited partner as of the last trading day of any month at the net asset value of the redeemed Units (or portion thereof) on that date, on 5 days prior written notice to the General Partner. Partial redemptions must be for at least $1,000, unless such requirement is waived by the General Partner. In addition, the limited partner, if making a partial redemption, must maintain at least $10,000 or his original investment amount, whichever is less, in the Fund unless such requirement is waived by the General Partner.  As of March 31, 2009, illiquidity has not materially affected the Fund’s assets. There are no known material trends, demands, commitments, events, or uncertainties at the present time that are reasonably likely to result in the Fund’s liquidity increasing or decreasing in any material way.

Extraordinary expenses may include expenses related to taxes and litigation.  The Fund has not paid any extraordinary expenses.

Capital Resources

The Fund intends to raise additional capital only through the sale of Units offered pursuant to the continuing offering, and does not intend to raise any capital through borrowing. Due to the nature of the Fund’s business, the Fund does not contemplate making capital expenditures.  The Fund does not have, nor does it expect to have, any capital assets. Redemptions, exchanges, and sales of Units in the future will affect the amount of funds available for investments in futures interests in subsequent periods. It is not possible to estimate the amount, and therefore the impact, of future inflows and outflows of Units. There are no known material trends, favorable or unfavorable, that would affect, nor any expected material changes to, the Fund’s capital resource arrangements at the present time.

Market Sectors

As of March 31, 2009 and December 31, 2008, as a percentage of net assets, the Fund had exposure to the following market sectors:

Sector	Amount 3/31/09	% of Net Assets 3/31/09	Amount 12/31/08	% of Net Assets 12/31/08

Agriculture	$316,517	0.47%	$1,779,972	2.66%

Currency	463,585	0.69%	624,659	0.94%

Energy	366,688	0.54%	593,283	0.89%

Interest Rate	2,565,092	3.80%	4,017,562	6.01%

Metal	659,829	0.98%	3,518,736	5.27%

Stock Index	310,224	0.46%	117,234	0.18%

Total	$4,681,935	6.94%	$10,651,446	15.95%

As futures are traded on margin, a large portion of the Fund’s assets are held in cash, cash equivalents, commercial paper, U.S. Government Securities, Government–sponsored enterprises and corporate notes. As a result, the percentage of the Fund’s investments in the various market sectors will not sum to 100%.

Results of Operations

2009

January

The Fund finished lower in January by 2.43% as losses in interest rate instruments, foreign currencies, equity indices and metals offset gains in energy and agricultural commodities. In contrast to the trends of the last few months, many of the markets traded by the Fund were directionless. General optimism after the Obama transition along with government intervention into the world’s financial markets seemed to dampen the steady declines in equity prices experienced in recent quarters. The energy sector was profitable, driven by gains from crude oil and natural gas, whose prices continued to decline on slowing demand and rising inventory levels. Interest rate instruments edged lower during the month which went against the Fund’s long bond positions. In foreign currencies, the U.S. dollar strengthened as risk adverse investors continued to seek the perceived safety of the U.S. currency which benefited the Fund’s long U.S. dollar positions. In other foreign currencies though, the British pound strengthened against the Australian dollar which went against the Fund’s short pound positions.

February

The Fund finished up 0.08% in the month of February. February was a profitable month for the Fund as most markets continued to trade within relatively narrow price ranges. Global equity markets continued to decline amid further weak economic data and a deepening recession. This decline benefited the Fund’s short positions in equity indices. The energy sector finished with modest profits from short positions in natural gas and heating oil. Agricultural commodities exhibited a small loss after a sharp reversal in cocoa markets. Foreign currencies experienced losses this month due to the weakening of the Japanese yen relative to the US dollar. The yen rose about 30% between August 2008 and the start of February, then switched direction against the U.S. Dollar and other major currencies.

March

The Fund finished lower in March by 2.72% as prices moved against established trends and the Fund’s positions. After equity markets reached a new 12 year low, markets reversed and showed some signs of recovery. The rising equity indices, including the S&P 500, DAX and Nikkei 225 Index, moved against the Fund’s short positions, resulting in losses for the Fund. The US dollar fell sharply following the US Treasury Department’s announcement that it planned to repurchase toxic assets, in an effort to help stimulate bank lending. Most foreign currencies strengthened against the US dollar moving against the Fund’s short foreign currency positions. In the interest rate instrument markets, prices settled higher adding some profit to the Fund’s long positions in that sector.

2008

January

The Fund declined in January by 5.19% as losses from energy, equity indices, foreign currencies and metals offset profits from global interest rate instruments and agricultural commodities. The largest losses for the Fund came from the energy sector, as crude oil prices declined after hitting an all time nominal high at the beginning of the month. Lower prices in crude oil and global stock indices went against the Fund’s long positions. Global interest rate instruments were profitable for the Fund as rates trended lower on growing concerns of a possible U.S. recession. Later in the month, the Federal Reserve responded to the sharp sell off in global equity prices with rate cuts totaling 1.25%. This move by the Fed pushed short-term rates even lower which benefited the Fund’s long positions in that sector. Long positions in the agricultural commodities sector were profitable as grain and soybean prices continued an upward trend on strong global demand and declining inventory levels.

February

The Fund finished the month up by 22.93% with net profits in all six major market sectors. Physical commodities generated the largest profits as strong demand and tight supplies in a number of commodities drove contract prices to record highs. In the agricultural commodities sector, the Fund’s long positions in soybeans, wheat, coffee, corn and sugar were among the most profitable. Since the start of the year, wheat prices have climbed 21%, while soybeans and coffee were up 27% and 35% respectively. In the energy sector, light crude oil futures hit a new nominal high of $103.05 dollars per barrel. The Fund gained from its long positions in energy, especially crude oil, heating oil, gasoline and kerosene. In the metals sector, the Fund profited from its long positions in both precious and industrial metals including gold, silver, aluminum, platinum and copper. Short positions in equity indices profited as global indices weakened on fears of inflation and a weaker U.S. dollar. Bond prices were mostly unchanged until the final days of the month, when prices jumped in reaction to Fed news about further rate cuts. The net increase in bond prices benefited the Fund’s long bond positions.

March

The Fund finished lower in March by 6.78% as losses from agricultural products, energy and metals offset profits from equity indices, foreign currencies and interest rate instruments. Financial markets reacted to two announcements by the Federal Reserve that ultimately impacted several market sectors. The Fed cut the federal funds target interest rate by .75% and it also announced it would provide guarantees to JP Morgan Chase for the acquisition of Bear Stearns. Following the announcements, the U.S. dollar which had been trending lower over the past several months, suddenly strengthened. The stronger dollar triggered a rapid sell-off in physical commodities including agricultural, metals and energy, with agricultural commodities generating the largest losses.

April

The Fund finished lower this month by 1.67% as profits from energy were offset by losses from the other five major market sectors. Japanese government bonds fell on reports that inflation in Japan had reached its highest level in a decade. By the end of the month, most domestic and international interest rates had edged higher even after the FOMC announced a .25% rate cut. Overall, the decline in bond prices went against the Fund’s long positions. Agricultural commodity prices continued to decline resulting in losses for the Fund’s long positions in that sector. Wheat prices fell more than 6%, reaching five-month lows on news that the government of Ukraine had eased export restrictions. Corn and soybean prices also moved lower. Long positions in the energy sector posted gains as crude oil prices approached $120 per barrel. Concerns over Saudi supplies, Nigerian production disruptions and further evidence of continuing Chinese demand fueled the rise in oil prices.

May

The Fund finished higher this month by 11.43% with gains in most of the major market sectors. The energy sector generated significant profits as the Fund’s long positions benefited from sustained upward trends in crude oil, gasoline, heating oil and natural gas. Analysts’ explanations for the rise in prices were mixed, but steady demand, supply disruptions and a weak U.S. dollar continued to be the most commonly stated factors. While prices for several energy contracts reached all time highs, other market sectors were relatively quiet this month. Agricultural commodities, metals and stock indices all finished with modest profits for the month, with each sector experiencing a mix of offsetting returns. Short-term interest rate instruments were profitable as the Fund’s short positions benefited from a rise in short-term international interest rates.

June

The Fund’s systematic trading strategies generated profits of 13.31% for the month from trends in all of the major market sectors in June. Crude oil, heating oil, gasoline and natural gas soared to new highs, producing significant profits from the Fund’s long energy sector positions. Higher energy prices, weakness in the U.S. dollar and concerns over inflation drove stock markets into bear market territory. The falling equity prices produced profits from the Fund’s short equity index positions. Agricultural prices rose this month as severe flooding in the U.S. threatened summer crop supplies. The rising prices benefited the Fund’s long positions in soybeans, corn and wheat. The Fund also profited from long positions in metals including copper, gold and zinc.

July

The Fund finished lower in July by 18.73% as several key markets experienced sharp reversals that moved against previously established long-term market trends. The most significant price reversals were experienced in the energy and agricultural commodity sectors. After reaching multi-month highs in June, prices in crude oil, heating oil, gasoline and natural gas fell sharply in July on signs of weaker demand and a rising U.S. dollar. Natural gas, which reached a 30-month high at the end of June, fell more than 32% during July, creating losses for the Fund’s long positions. The stronger dollar also caused agricultural commodities to reverse from strong upward trends. Corn and soybeans fell more than 15% during the month creating losses for the Fund’s long systematic positions. Interest rate instruments were directionless over the last several weeks. The Fund’s positions in that sector experienced losses due to a lack of trends resulting in “whipsawing” of the Fund’s positions. The Fund’s traders reduced their risk in each of the affected sectors by either reducing or getting out of positions.

August

The Fund finished lower in August by 7.12% as profits from the energy sector were not enough to offset losses in foreign currencies, agricultural commodities, metals and equity indices. The U.S. dollar continued to strengthen against many foreign currencies including the Euro which fell sharply to its lowest level against the U.S. dollar in the last six months. Falling foreign currency prices went against the Fund’s long positions. Agricultural commodities and precious metals experienced multiple price changes during the month causing losing trades for the Fund.

September

The Fund finished up 9.23% in the month of September. The Fund was profitable in September as gains from our positions in stock indices, metals, agricultural commodities and interest rate instruments offset losses incurred in foreign currencies and energy. Increasing uncertainty in the global financial markets created significant volatility in both the credit and equity markets. Lehman Brothers Holdings, Inc. filed for bankruptcy protection, Merrill Lynch was acquired by Bank of America and Fannie Mae, Freddie Mac, and AIG required government support to remain viable. Later in the month, the Dow Industrials suffered its worst single day point drop ever, sparked by U.S lawmakers’ rejection of a proposed $700 billion market bailout. Over the course of the month, global equity prices declined which benefited the Fund’s short equity indices positions. Investors sought the relative safety of government backed interest rate instruments, causing prices to rise which generated profits for the Fund’s long positions in interest rate instruments. Agricultural commodity and metals prices fell, benefiting the Fund’s short positions.

October

The Fund finished up 21.92% in the month of October. October was a very profitable month for the Fund with gains in all six major market sectors. As monetary authorities sought to restore liquidity in the domestic and international credit markets, the fear of prolonged economic weakness led to steep declines in global equity prices. The downward trend in global equity prices benefited the Fund’s short positions in equity indices. Demand for physical commodities declined as speculators grew increasingly concerned about a global recession. The fall in demand led to lower prices in metals, energy and agricultural commodities, all of which created profits for the Fund’s short positions in those respective sectors. Strong performance was also seen in interest rate instruments as major global central banks joined in a coordinated effort to cut interest rates in order to restore investor confidence. Rising interest rate instrument prices led to profits in the Fund’s long positions. In currencies, long positions in the U.S. dollar were mostly positive against other major foreign currencies.

November

The Fund finished up 2.67% in the month of November.  November was a profitable month for the Fund with gains in five out of the six major market sectors traded. Interest rate instrument prices continued to trend higher as international bond prices rallied on fears of a prolonged global economic recession. In addition, investors shifted assets toward the relative safe haven of medium to long term government securities, while European and Asian central banks cut short term rates. The rising interest rate instrument prices generated profits for the Fund’s long positions in that sector. Short positions in stock indices were profitable as equity indices continued to decline during the month. Commodity prices, especially energy prices declined creating additional profits for the Fund’s short energy positions. In currencies, the U.S. dollar strengthened, particularly against the British pound and the Euro leading to profits in the Fund’s contracts.

December

The Fund finished up 4.35% in the month of December. December was a profitable month for the Fund as global trends continued, resulting in gains in five out of the six major market sectors. Interest rate instruments were the most profitable sector. The Fund’s long interest rate instrument positions benefited as weaker than expected employment data in the U.S. and further rate cuts by the U.S. Federal Reserve and other central banks around the world fueled a continuing decline in long and short term interest rates. In the energy sector, crude oil prices fell 18% in December and approximately 70% since mid July. Falling oil, gasoline and natural gas prices created profits for the Fund’s short positions. The Fund also profited from falling metals prices, especially aluminum, copper and silver. In foreign currencies, a stronger euro relative to the U.S. dollar and British pound also created profits for the Fund.

2007

January

In January the Fund generated profits in all six market sectors. The Fund was up 4.61% for the month. The Fund’s strongest gains came from short positions in crude oil and related energy contracts. Oil prices fell as unseasonably warm winter weather in the northern hemisphere continued to drive oil inventories higher. Short positions in interest rate instruments were profitable as domestic housing, manufacturing and employment data pointed to unexpected strength in the U.S. economy. The stronger than expected data dampened market expectations for rate cuts and pushed bond prices lower. International bond prices also fell after the UK announced its surprise decision to raise its core interest rate. The Fund’s long positions in equity indices posted gains on upward trends in domestic and international stock indices. The Bank of Japan’s decision to hold its core interest rates steady surprised currency markets, driving the yen lower against other foreign currencies including the Euro, British pound and U.S. dollar. Metals registered a small gain in January with copper experiencing a fall in prices that benefited the Fund’s short positions.

February

Sharp price reversals in equity indices, currencies and interest rate instruments in the last two days of the month changed the Fund’s picture from a profitable position to disappointing losses. The Fund was down 4.82% for the month. Early on February 27th, shares in the Chinese stock market fell nearly 9%, which set off a wave of selling in international equity markets. The worldwide sell-off erased earlier gains from the Fund’s long positions in domestic and international equity indices. Some of the Fund’s most significant losses for the month came from short positions in interest rate instruments. Earlier in the month, interest rates began to decline, moving against the Fund’s short positions. Late in the month, government bond prices accelerated higher as investors jumped from equities into the relative “safety” of government bonds. The Japanese yen, which had been declining, strengthened significantly against major currencies, including the U.S. dollar. A rally in energy prices also went against the Fund’s short positions. In the agricultural sector, long positions in the soy complex produced some profit.

March

The reversals that began at the end of last month continued to affect the Fund’s performance in early March. The Fund was down 8.22% for the month. The global sell-off in international stock markets that began in the final days of February stretched into the first three days of March, moving against the Fund’s long equity indices positions. Concerns of a slowing Chinese economy changed the demand outlook for physical commodities, including metals and certain agricultural commodities. While commodities had been in a long uptrend, the resulting shift in market sentiment caused prices of commodities to fall which moved against the Fund’s long positions. Short positions in the Japanese yen were particularly impacted as investors continued to buy Japanese yen and sell other foreign currencies. In response to the increased market volatility, the Fund’s trading program systematically reduced contract positions in each market sector. Eventually the market turmoil subsided and the Fund began a slow recovery. The recovery was not sufficient to offset the earlier losses however, and the Fund ended the month in negative territory.

April

Favorable trends in five out of the Fund’s six market sectors yielded profits for the Fund in April. The Fund was up 6.15% for the month. The strongest profits came from foreign currencies, where the U.S. dollar weakened against most foreign currencies. Long positions in the Euro, British pound, Australian dollar and New Zealand dollar profited as the U.S. dollar weakened. The fall in the U.S. dollar was fueled after release of the U.S. Federal Reserve Open Market Committee suggested that U.S. interest rates would probably remain steady or be cut later in the year. In equity indices, both domestic and international stock prices continued to rally, which benefited the Fund’s long positions in that sector. Prices for raw materials continued to trend higher, resulting in gains for the Fund’s long positions in the base metals markets, including copper and nickel. Analysts renewed expectations of continued demand from China and worries about a lack of supply. Late in the month, prices in precious metals fell sharply, which offset some of the gains in the metals sector.

May

The Fund profited in May as stock indices and interest rate instruments offset small losses from foreign currencies, metals, agricultural commodities and energy. The Fund was up 4.93% for the month. The strongest gains came from interest rate instruments as the Fund’s short positions benefited from a rise in global interest rates. U.S. and international bond prices fell on strong economic data along with continued inflationary concerns. The Fund’s long positions in stock indices benefited from upward trends in both U.S. and international stock indices. Many of the broad equity indices hit new highs, including the S&P 500 which hit its highest level since March 2000. The Fund’s long positions in metals lost ground this month as prices were generally down on concerns over the strength of future Chinese imports.

June

The Fund was slightly profitable in June with gains from two of the six major market sectors. The Fund was up 0.64%. Interest rate instruments and foreign currencies generated the Fund’s strongest profits. A downward price trend in interest rate instruments continued from prior months benefiting the Fund’s short positions. Stronger than expected U.S. retail sales and hawkish comments from the U.S. Federal Reserve pushed U.S. interest rates higher. In Europe, news of short-term rate increases by the European Central Bank pushed international bond prices to multi-year lows including the UK Gilt and the 10-Year German Bund. In related moves, investors generally bought currencies in countries with rising interest rates and sold currencies with lower yielding rates. As a result, the Fund’s long positions in the British pound profited along with its short positions in the Japanese yen.

July

The Fund finished down by 8.64% for the month as global equity markets and interest rates reversed from previous trends. In previous months, the Fund’s long positions in equity indices profited from record breaking upward trends in both domestic and international equity indices. In July, growing concerns surrounding the instability of the U.S. sub-prime mortgage market fueled reversals in equity markets that went against the Fund’s long positions. In the final week of the month equities sold off sharply, including the S&P 500, DAX, and Nikkei indices. The increased volatility in the equity markets sparked a flight to safety in bonds that reversed previous downward trends in both domestic and international interest rate instruments. The sudden move in interest rates went against the Fund’s short positions creating losses for the Fund. In foreign currencies, the Japanese yen rose sharply as investors unwound their “carry” trades that also went against the Fund’s short yen positions. Energies finished in positive territory as long positions in oil benefited from the price increases during the month.

August

The Fund finished down by 12.47% in August as dramatic market reversals spilled over into additional market sectors. The sectors that began reversing in late July continued to move against their long-term trends. Concerns about losses in the sub-prime mortgage markets and liquidity shortages triggered sharp reversals in energies, metals and foreign currencies. The global sell-off in equities that began in mid-July, continued into August. As equity prices fell and credit spreads widened, investors raised liquidity by selling long positions in other market sectors including metals and energies. Prices in crude oil, heating oil and gold reversed from their previous trends, which went against the Fund’s long positions. Carry trades, where investors had borrowed certain foreign currencies at low interest rates and purchased higher yielding fixed income instruments in other currencies, were abruptly unwound. This unwinding of positions caused a strong appreciation of the Japanese yen. A rising U.S. dollar also caused the prices of the Euro and British pound to fall which went against the Fund’s long positions.

September

The Fund’s new advisor, Altis Partners began trading this month. The Fund had a strong finish to September with significant profits in four out of the six market sectors. The fund was up 7.04% for the month. The Fund’s biggest profits came from long positions in foreign currencies. The U.S. dollar fell against most major foreign currencies following the Federal Reserve’s decision to cut interest rates by 50 basis points. The Euro, Australian dollar and Canadian dollar posted the largest gains against the dollar, which benefited the Fund’s long foreign currency positions. The weaker dollar also pushed several dollar-denominated commodities to record highs. Wheat prices, which were already in an upward trend from rising demand and low inventory levels, hit a record high of $9.39 a bushel on the Chicago Board of Trade. Oil hit an all time high of $83.90 a barrel and gold climbed $742.80 an ounce. The Fund profited from long positions in each of these markets. World stock indices rallied on the Fed’s interest rate decision benefiting the Fund’s long positions, with the strongest profits coming from the Hang Seng stock index.

October

Significant profits in four out of six market sectors led to another strong month for the Fund. The Fund was up 8.34% for the month. The biggest profits came from long positions in the energy and equity indices sectors. Tensions in the Middle East and a falling U.S. dollar contributed to record price increases in the energy complex. By the end of the month crude oil closed at an all-time nominal high of $94.53 a barrel. Rising prices in energy benefited the Fund’s long crude oil and heating oil positions. Expectations that the Federal Reserve might lower short-term interest rates in the U.S. fueled selling pressure on the U.S. dollar that gave rise to profits from long positions in the Australian dollar, Euro, Canadian dollar and British pound. World stock indices also continued to rise, benefiting the Fund’s long positions in equity indices. In metals, the lower dollar stimulated a rise in the price of precious metals. By the end of the month, gold hit $795 an ounce; its highest level since January 1980. The upward trends in precious metals created profits for the Fund’s long metals positions.

November

The Fund experienced a net loss in November as profits from interest rate instruments and agricultural commodity sectors were offset by losses in currencies, equity indices and metals. The Fund was down by 4.21% for the month. News surrounding sub-prime mortgage problems continued to affect most financial markets. Long positions in Eurodollars, international bonds and domestic bonds created the Fund’s largest profits. Concerns that the credit market problems might slow capital spending helped erode U.S. and international equity prices, which hurt the Fund’s net long positions in those markets. As U.S. interest rates fell, the value of the U.S. dollar declined against many foreign currencies, which led to losses in that sector by the end of the month. Base metal prices fell this month on fears of a slowing economy including copper which fell to its lowest level since March 2007. The fall in prices went against the long-term upward trend in metals creating losses for the Fund’s long positions.

December

Since adding Altis Partners in September of 2007, the Fund climbed 17.2%, erasing much of the year’s earlier losses. For the month the Fund was up by 5.53% Despite the strong performance in the fourth quarter, the Fund finished slightly negative by -3.97% for the year. Profits from agricultural commodities, energy and metals offset losses from interest rate instruments, equity indices and foreign currencies. Agricultural commodity prices continued to trend higher on growing global demand and supply constraints. The rise in agricultural prices benefited the Fund’s long commodity positions including soybeans, corn and wheat. Long energy positions profited from rising prices, including light crude oil which ended the year near $98 per barrel. Metals prices, including gold, zinc, copper and aluminum trended higher, benefiting the Fund’s long positions in those contracts. A sell-off in long-term interest rate instruments this month went against the Fund’s long positions. The sharp fall in prices came after the Federal Reserve announced a smaller than anticipated interest rate cut.

Off-Balance Sheet Arrangements

The term “off-balance sheet risk” refers to an unrecorded potential liability that, even though it does not appear on the balance sheet, may result in future obligation or loss. The Fund trades in futures and forward contracts and is therefore a party to financial instruments with elements of off-balance sheet market and credit risk. In entering into these contracts there exists a risk to the Fund, that such contracts may be significantly influenced by market conditions, such as interest rate volatility, resulting in such contracts being less valuable. If the markets should move against all of the futures interests positions of the Fund at the same time, and if the General Partner was unable to offset futures interests positions of the Fund, the Fund could lose all of its assets and the limited partners would realize a 100% loss. The General Partner minimizes market risk through diversification of the portfolio and maintenance of a margin-to-equity ratio that rarely exceeds 30%.

In addition to market risk, in entering into futures and forward contracts there is a credit risk that counterparty will not be able to meet its obligations to the Fund. The counterparty for futures contracts traded in the United States and on most foreign exchanges is the clearinghouse associated with such exchange. In general, clearinghouses are backed by the corporate members of the clearinghouse who are required to share any financial burden resulting from the non-performance by one of their members and, as such, should significantly reduce this credit risk. In cases where the clearinghouse is not backed by the clearing members, like some foreign exchanges, it is normally backed by a consortium of banks or other financial institutions.

In the case of forward contracts, which are traded on the interbank market rather than on exchanges, the counterparty is generally a single bank or other financial institution, rather than a group of financial institutions; thus there may be a greater counterparty credit risk. The General Partner utilizes only those counterparties that it believes to be creditworthy for the Fund. All positions of the Fund are valued each day on a mark-to-market basis. There can be no assurance that any clearing member, clearinghouse or other counterparty will be able to meet its obligations to the Fund.

Tabular Disclosure of Contractual Obligations

Not Applicable

(c)	Quantitative and Qualitative Disclosures About Market Risk.

Not Applicable.

Item 3.  PROPERTIES.

The Fund does not own or lease any properties.  The General Partner operates the Fund at 2099 Gaither Road, Suite 200, Rockville, Maryland 20850.

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a)	Security ownership of certain beneficial owners.

As of March 31, 2009, no person or “group” is known to have been the beneficial owner of more than 5% of the Units.

(b)	Security ownership of management

As of March 31, 2009, Steben & Company, Inc. did not own any Units. The principals of Steben & Company, owned a total of 36.4781 Units, the value of which represent 0.15% of the total value of the Fund.

As of March 31, 2009, the directors and executive officers of the General Partner beneficially own Units as follows.

Name	Value of Unit	Percentage of Limited Partnership

Kenneth E. Steben	$58,202.57	0.09%

Michael D. Bulley	$40,450.76	0.06%

directors and executive officers of the General Partner as a group	$98,653.33	0.15%

The address of each director and officer is c/o Steben & Company, 2099 Gaither Road, Suite 200, Rockville, Maryland  20850.

(c)	Changes in Control

None.

Item 5.  DIRECTORS AND EXECUTIVE OFFICERS.

The Fund itself has no directors or officers and has no employees.  It is managed by the General Partner.

The General Partner’s directors and managing officers are as follows:

The directors and officers of the General Partner are Kenneth E. Steben, Michael D. Bulley, Barry R. Gainsburg, Yun Callahan, and Neil D. Menard.  Their respective biographies are set forth below.

Kenneth E. Steben is the General Partner’s founder, President and Chief Executive Officer.  Mr. Steben, along with Michael D. Bulley are responsible for deciding on the Fund’s allocation to the Trading Advisor, or other trading advisors in the future should they deem it in the best interest of the Fund.  Mr. Steben is registered with the CFTC as an associated person and with FINRA as a general securities principal.  Mr. Steben, born in January 1955, received his Bachelors Degree in Interdisciplinary Studies, with a concentration in Accounting in 1979 from Maharishi University of Management.  Mr. Steben has been a licensed stockbroker since 1981 and a licensed commodities broker since 1983. Mr. Steben holds his Series 3, 5, 7, 24, 63 and 65 FINRA and NFA licenses.  Mr. Steben has been a CFTC listed Principal, and has been registered as an Associated Person since March 15, 1989 and is a General Securities Principal of Steben & Company, Inc.

Michael D. Bulley is Senior Vice President of Research and Risk Management, and a Director.  Mr. Bulley, along with Kenneth E. Steben are responsible for deciding on the Fund’s allocation to the Trading Advisor, or other trading advisors in the future should they deem it in the best interest of the Fund.  Mr. Bulley, born in October 1957, received his Bachelors Degree in Electrical Engineering from the University of Wisconsin – Madison in 1980 and his Masters in Business Administration with a concentration in Finance from Johns Hopkins University in 1998.  Mr. Bulley is a CAIASM designee and Member of the Chartered Alternative Investment Analyst Association®. Mr. Bulley joined Steben & Company in November 2002, and holds Series 3, 7, 28 and 30 FINRA and NFA licenses.  Mr. Bulley has been a CFTC listed Principal and registered as an Associated Person of Steben & Company, Inc. since February 11, 2003 and December 23, 2002, respectively.

Barry R. Gainsburg is the General Partner’s General Counsel and Chief Compliance Officer.  Mr. Gainsburg, born in July 1968, received his Bachelor of Arts in Political Science from Johns Hopkins University in January 1990 and his Juris Doctorate from Hofstra Law School in May 1993. Mr. Gainsburg joined Steben & Company, Inc. in November 2007 and became listed with the CFTC as a Principal and registered as an Associated Person of Steben & Company, Inc. on December 4, 2007 and November 21, 2007, respectively.  Prior to joining Steben & Company, Inc., Mr. Gainsburg was Director of Compliance at John W. Henry & Company, Inc., a commodity trading advisor (“CTA”)  and commodity pool operator (“CPO”), from March 20, 2001 to November 14, 2007, as well as its affiliates Westport Capital Management Corporation, a CPO,  from May 2, 2003 through November 14, 2007, Global Capital Management Limited, a CPO, from November 14, 2005 through November 14, 2007 and JWH Securities, Inc., a registered broker-dealer,  from March 5, 2001 through November 13, 2007.  Mr. Gainsburg is admitted to practice law in the states of New York and Florida. Mr. Gainsburg holds his Series 3, 7, 24 and 63 NFA and FINRA licenses.

Yun Callahan, CPA is Controller and Interim Chief Financial Officer.  Ms. Callahan, born in May 1972, received her Bachelor of Science degrees in Accounting and International Business from the University of Maryland at College Park in May 1997.  Prior to joining Steben & Company, Inc. in June 2008, Ms. Callahan held several positions  in the Finance department at NCB, a financial institution chartered by United States Congress in 1978 to facilitate lending to cooperatives and cooperative-like organizations, from September 2002 to June 2008.  She spent the majority of her tenure as a Financial Analyst, responsible for all aspects of the accounting functions as it relates to derivative instruments.  Ms. Callahan was also involved in the planning and budget process at NCB as well as serving as an underwriter of commercial loan transactions.  Ms. Callahan became a CFTC listed principal of Steben & Company, Inc.  on September 4, 2009.

Neil D. Menard is Director of Sales and Marketing.  Mr. Menard, born in August 1967, graduated from Colby College in 1989 with a BA in political science.  Prior to joining Steben & Company in July of 2006, Mr. Menard was the Director of Sales for Engagement Systems, LLC, a strategic outsource solution for independent financial advisors from October 2004 to June of 2006.  From July 1997 to October 2004, Mr. Menard served as the Managing Director of New Business Development for SEI Investments Distribution Co. SEI is a provider of asset management, investment processing, and investment operations solutions for institutional and personal wealth management. Mr. Menard created sales and selection systems for the new business development team and utilized these processes to select independent investment advisors for SEI. Mr. Menard holds his Series 3, 7, 24 and 63 FINRA and NFA licenses and is a General Securities Principal.  Mr. Menard has been registered as an Associated Person and a CFTC listed Principal of Steben & Company, Inc. since August 7, 2006 and July 6, 2006, respectively.

Item 6.  EXECUTIVE COMPENSATION.

The Fund does not itself have any officers, directors or employees. The Fund pays management fees to the General Partner. The managing officers of the General Partner are remunerated by the General Partner in their respective positions.

The directors and managing officers receive no “other compensation” from the Fund. There are no compensation plans or arrangements relating to a change in control of either the Fund or the General Partner.

Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE.

See “Item 1. Business – General Development of Business” for a description of the relationships between the General Partner, the Fund, the Trading Advisor and the commodity broker.

Item 8.  LEGAL PROCEEDINGS.

There are no material legal proceedings pending, on appeal, or concluded to which the Fund is a party or to which any of its assets are subject.

ITEM 9.  Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

(a)	Market information

There is no secondary trading market for the Units, and none is likely to develop. Units may be redeemed or transferred subject to the conditions imposed by the Partnership Agreement.

(b)	Holders

As of March 31, 2009, there were 756 holders of Units.

(c)	Dividends

The General Partner has sole discretion in determining what distributions, if any, the Fund will make to limited partners.  The Fund has never declared a dividend and does not intend to do so in the future.

(d)	Securities Authorized for Issuance under Equity Compensation Plans.

Not applicable.

(e)	Performance Graph.

Not applicable.

Item 10.  RECENT SALES OF UNREGISTERED SECURITIES.

(a)	Securities Sold.

From January 1, 2006 to March 31, 2009, the Fund sold Units to Limited Partners which resulted in aggregate proceeds to the Fund of $51,331,965. See the below chart for additional information.

Schedule on Dollar Amount and Interests (Additions) Units

Month	Dollar Amount of Interest Sold	Beginning of Period NAV per unit	Number of Additional Units Sold

January 2006	$-	$1,893.35

February 2006	$-	$1,917.73	-

March 2006	$-	$1,914.75	-

April 2006	$-	$1,968.62	-

May 2006	$-	$2,072.28	-

June 2006	$105,566	$2,096.57	50.3515

July 2006	$344,000	$2,041.63	168.4930

August 2006	$1,045,000	$1,923.54	543.2705

September 2006	$615,970	$1,881.76	327.3371

October 2006	$830,000	$1,869.93	443.8668

November 2006	$3,541,500	$1,970.67	1,797.1090

December 2006	$1,032,000	$1,985.86	519.6736

January 2007	$2,570,000	$2,040.95	1,259.2187

February 2007	$1,475,500	$2,135.08	691.0750

March 2007	$966,000	$2,032.12	475.3658

April 2007	$848,000	$1,865.16	454.6539

May 2007	$1,865,000	$1,979.85	941.9922

June 2007	$842,750	$2,077.53	405.6508

July 2007	$489,922	$2,090.83	234.3191

August 2007	$753,104	$1,910.24	394.2462

September 2007	$263,141	$1,671.97	157.3843

October 2007	$320,990	$1,789.59	179.3650

November 2007	$475,902	$1,938.84	245.4564

December 2007	$2,091,429	$1,857.17	1,126.1396

January 2008	$2,360,239	$1,959.96	1,204.2310

February 2008	$1,213,349	$1,858.27	652.9456

March 2008	$1,426,246	$2,284.32	624.3621

April 2008	$1,801,442	$2,129.46	845.9623

May 2008	$1,821,330	$2,093.88	869.8342

June 2008	$3,246,565	$2,333.16	1,391.4892

July 2008	$1,259,655	$2,643.69	476.4752

August 2008	$4,466,464	$2,148.62	2,078.7604

September 2008	$2,497,462	$1,995.74	1,251.3964

October 2008	$1,308,597	$2,179.85	600.3146

November 2008	$601,788	$2,657.69	226.4329

December 2008	$1,391,064	$2,728.55	509.8183

January 2009	$1,423,308	$2,847.19	499.8997

February 2009	$1,950,185	$2,778.06	701.9964

March 2009	$4,088,497	$2,780.21	1470.5690

(b)	Underwriters and Other Purchasers.

Units were sold to persons and entities who are accredited investors as that term is defined in Rule 501(a) of Regulation D.

(c)	Consideration.

The aggregate proceeds of securities sold to the limited partners during the period from January 1, 2006 to March 31, 2009 were $51,331,965.

(d)	Exemption from Registration Claimed.

Exemption is claimed from registration under Securities Act Section 4(2) and Section 506(a) of Regulation D promulgated thereunder. The purchasers are accredited investors under Rule 501(a) of Regulation D.

(e)	Terms of Conversion or Exercise.

Not applicable.

(f)	Use of Proceeds.

Not applicable.

Item 11.  DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

(a)	Capital Stock.

None.

(b)	Debt Securities.

None.

(c)	Warrants and Rights.

None.

(d)	Other Securities. Units of Limited Partnership Interest.

The securities to be registered consist of Units of limited partnership interests.  The Fund was formed as a Maryland limited partnership under the Revised Uniform Partnership Act.

Management of Fund Affairs.

The Partnership Agreement provides for the General Partner to conduct and manage the business of the Fund, including, without limitation, with respect to the investment strategy of the Fund. The General Partner has the right and may exercise, for and on behalf of the Fund and all limited partners, all powers and rights necessary, proper, convenient, and advisable to effectuate and carry out the purposes, business, and objectives of the Fund.  No limited partner has the power to transact business for the Fund.

Financial Allocations

The Fund’s income, expenses, and gains and losses from its trading will be allocated to each limited partner’s capital account in the ratio that the partner’s account bears to the Fund’s total net assets (i.e., “pro rata”), except that 1% of any increase or decrease in the Fund’s net assets due to profits, losses or expenses will be allocated to the General Partner.

The value of a partner’s account is equal to his capital contribution to the Fund plus any credits to the account and minus any debits. Credits consist of the limited partner’s pro rata share (except as noted above) of trading gains (both realized and unrealized) and of any other Fund income. Debits consist of redemptions by the limited partner; cash distributions (if any) to the partner; and the partner’s pro rata share (except as noted above) of any trading losses (both realized and unrealized) and expenses.

Term; Dissolution

The term of the Fund shall end upon the first to occur of the following: (i) December 31, 2025, (ii) withdrawal, insolvency, bankruptcy, dissolution, termination, retirement, death or legal incapacity of the General Partner (unless the limited partners select a successor general partner), (iii) the partners terminate and dissolve the Fund, (iv) the net asset value of a unit at the end of any month falls to or below $350, or (v) the occurrence of any event which makes it unlawful for the existence of the Fund to be continued.

Removal of the General Partner

At a meeting called in accordance with the Partnership Agreement (generally, upon notice to the General Partner by limited partners owning at least 10% of the Units), limited partners owning more than 80% of the Units may remove the General Partner and replace the General Partner with a successor.

Distributions

Distributions may be made in the General Partner’s sole discretion.

Redemptions

Redemptions are effective as of the last business day of the first month ending after a request for redemption has been received by the General Partner (“Redemption Date”), provided that all liabilities of the Fund, except any liability to partners on account of their capital contributions, shall have been paid or there remains property of the Fund sufficient to pay them.  Limited partners must redeem at least $1,000, subject to the General Partner’s right to waive such requirement.

Upon Redemption, a limited partner shall receive from the Fund for each Unit redeemed an amount equal to the net asset value of a Unit as of the redemption date less any amount owing by such partner to the Fund or the General Partner.  Pursuant to the Partnership Agreement, the General Partner will endeavor to pay a reasonable percentage of the redemption amount within 30 days after the redemption date and the remainder no later than 10 days after the receipt by the Fund of the Fund’s final net asset valuation for the applicable month, except that under special circumstances, including, but not limited to, the inability on the part of the Fund to liquidate investments or the default or delay in payments due the Fund from brokers, banks, or other persons, or the General Partner’s decision, in the exercise of its sole discretion, not to liquidate securities on a disadvantageous basis, or the practical impossibility of accurately valuing the redeemed Unit prior to receipt of the Fund’s annual accounting the Fund may delay payment to partners requesting redemption of the proportionate part of the redemption amount represented by the sums which are the subject of such default or delay.

Amendments

The General Partner may amend the Partnership Agreement with the consent of limited partners owning more than 50% of the then-outstanding Units.   The General Partner may  amend the Partnership Agreement without consent of the limited partners in order to: (i) clarify any inaccuracy or ambiguity or to reconcile any inconsistency in the Partnership Agreement, (ii) change the Partnership Agreement in any manner that is appropriate or necessary to qualify or maintain the qualification of the Fund as a limited partnership so that the Fund will not be treated as an association taxable as a corporation, (iii) change the Partnership Agreement in any manner that does not adversely affect limited partners in any material respect, (iv) make any amendment that is appropriate or necessary to prevent the Fund or subject the Fund to the “plan asset” regulations under the Employee Retirement Income Security Act of 1974, and (v) to make certain amendments related to tax allocations of the Fund.

Additional Partners.

The Partnership may from time to time offer and sell additional Units and admit additional limited partners at the sole discretion of the General Partner.

Liability of Limited Partners.

No limited partner shall be liable for partnership obligations in excess of such limited partner’s capital contributions and profits, if any.

Assignability.

Each limited partner may not assign, transfer, pledge, encumber or dispose of, by gift or otherwise, any of his Units or any part or all of his right, title and interest in the capital or profits of the Fund without giving prior written notice of the assignment, transfer, pledge, encumbrance or disposition to the General Partner.  No assignment, transfer, pledge, encumbrance or disposition shall be effective against the Fund or the General Partner until (i) at least 30 days after the General Partner receives the written notice described below and (ii) has consented in writing to the assignment, transfer, pledge, encumbrance or disposition, which consent the General Partner may withhold in its sole discretion.  If such assignment, transfer, pledge, encumbrance or disposition occurs by reason of the death of a limited partner or assignee, such written notice may be given by the duly authorized representative of the estate of the limited partner or assignee and shall be supported by such proof of legal authority and valid assignment as may reasonably be requested by the General Partner and the General Partner shall consent thereto.

A transferee, pledgee, assignee, or secured creditor shall become a substituted limited partner only if the General Partner first consents to such substitution in writing, which consent the General Partner may withhold in its sole discretion.

(e)	American Depository Receipts.

None.

Item 12.  INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS.

Pursuant to the Partnership Agreement, the Fund is obligated to indemnity, defend, and hold harmless the General Partner, and the employees and affiliates of the General Partner, and the directors, officers, and employees of any such affiliates, from and against any loss, liability, damage, cost, or expense (including legal fees and expenses incurred in the defense or settlement of any demands, claims, or lawsuits) actually and reasonably incurred arising from actions or omissions concerning the business or activities undertaken by or on behalf of the Fund; provided, that the conduct of such person or entity did not constitute willful malfeasance or gross negligence and was done in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Fund.  The termination of any action, proceeding, or claim by judgment, order, or settlement shall not, of itself, create a presumption that the conduct in question was not undertaken in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Fund.  Notwithstanding the foregoing, in any action or proceeding brought by a limited partner in the right of the Fund to which the General Partner or any other party indemnified pursuant to the foregoing are party defendants, any such person shall be indemnified only to the extent and subject to the conditions specified in the Partnership Act.

To the extent that the General Partner or other person to be indemnified has been wholly successful on the merits or otherwise in the defense of any action, proceeding, or claim refereed to in the preceding paragraph, the Fund shall indemnify such person against the reasonable expenses, including attorneys fees, actually and necessarily incurred by such person in connection with such defense.  Except as provided in the preceding sentence, any indemnification permitted by the Partnership Agreement, unless ordered by a court, shall be made by the Fund only upon the opinion of independent legal counsel that indemnification is proper in the circumstances because the applicable standard of conduct has been met by the General Partner or other person to be indemnified.

Expenses incurred in defending a threatened or pending civil, administrative, or criminal action, suit, or proceeding against the General Partner with respect to its activities an general partner of the Fund may be paid by the Fund in advance of the final disposition of such action, suit, or proceeding if (i) the legal action shall relate to the performance of duties or services by the General Partner on behalf of the Fund, and (ii) the legal action shall be initiated by a third party who shall not be a limited partner, and (iii) the General Partner shall undertake to repay the advanced funds to the Fund in cases in which it shall not be entitled to indemnification.

Item 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements of the Fund and the General Partner listed in Item 15 below (and filed as exhibits hereto) are hereby incorporated by reference to this Item 13.

Item 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

Item 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(a)	Financial Statements

The following Financial Statements of the Partnership are filed as Exhibit 99.1:

Sage Fund Limited Partnership

•	Report of Independent Registered Public Accounting Firm

•	Statements of Financial Condition as of December 31, 2008 and 2007

•	Condensed Schedules of Investments as of December 31, 2008 and 2007

•	Statements of Operations for the Years ended December 31, 2008 and 2007

•	Statements of Cash Flows for the Years ended December 31, 2008 and 2007

•	Statements of Changes in Partners’ Capital (Net Asset Value) for the Years ended December 31, 2008 and 2007

•	Notes to the Financial Statements

The following Financial Statements of the Partnership are filed as Exhibit 99.2:

Sage Fund Limited Partnership

•	Statements of Financial Condition as of March 31, 2009 (Unaudited) and December 31, 2008 (Audited)

•	Condensed Schedules of Investments as of March 31, 2009 (Unaudited) and December 31, 2008 (Audited)

•	Statements of Operations for the Three Months Ended March 31, 2009 and 2008 (Unaudited)

•	Statements of Cash Flows for the Three Months Ended March 31, 2009 and 2008 (Unaudited)

•	Statements of Changes in Partners’ Capital (Net Asset Value) for the Three Months Ended March 31, 2009 and 2008 (Unaudited)

•	Notes to the Financial Statements

The following Financial Statements of the Partnership are filed as Exhibit 99.3:

Steben & Company, Inc.

•	Independent Auditor’s Report

•	Statement of Financial Condition as of December 31, 2008

•	Notes to Statement of Financial Condition

The following Financial Statements of the Partnership are filed as Exhibit 99.4:

Steben & Company, Inc.

•	Independent Auditor’s Report

•	Statement of Financial Condition as of March 31, 2009 (Unaudited)

•	Notes to Statement of Financial Condition

(b) Exhibits.

The following exhibits are filed herewith.

Exhibit Number	Description of Document
1.1!	Form of Selling Agreement.
3.1!	Certificate of Limited Partnership of Sage Fund Limited Partnership.
3.2!	Second Amended and Restated Limited Partnership Agreement of Sage Fund Limited Partnership.
10.1!	Form of Subscription Agreement.
10.2*	Advisory Agreement by and among the Fund, the General Partner and Altis Partners (Jersey) Limited dated August 8, 2007.
10.3!	Amendment to Advisory Agreement by and among the Fund, the General Partner and Altis Partners (Jersey) Limited dated August 27, 2007.
10.4!	Futures Account Agreement dated January 21, 2001 by and among the Fund, the General Partner and Carr Futures Inc. (subsequently, Newedge USA, LLC)
10.5!	Corporate Cash Account Management Agreement dated September 25, 2007 by and among the Fund, the General Partner and UBS Financial Services, Inc.
99.1*	Financial Statements of Sage Fund Limited Partnership
99.2*	Financial Statements of Sage Fund Limited Partnership
99.3!!	Financial Statements of Steben & Company, Inc.
99.4!!	Financial Statements of Steben & Company, Inc.

!  Filed with the Registrant’s Form 10 filed on April 27, 2009, and incorporated herein by reference.
!! Filed with the Registrant's Amendment No.1 to the Form 10 filed on July 2, 2009, and incorporated herein by reference.
* Filed by the Registrant’s Amendment No. 2 to the Form 10 filed on July 31, 2009, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 25, 2009
SAGE FUND LIMITED PARTNERSHIP

	By:	Steben & Company, Inc. General Partner

	By:	/s/ Kenneth E. Steben
	Name:	Kenneth E. Steben
	Title:	President of the General Partner